SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Secrurities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA


06012284

Date
March 20, 2006

Our contact
Marianne Bergström

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Release published March 17, 2006.

Best regards,

Skanska AB



Marianne Bergström


SEC MAIL PROCESSING
RECEIVED
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Published	Item	Document name	Required by
March 17, 2006	Press Release	Skanska to develop Havneholmen in Copenhagen - investing about SEK 325 M in a first office project.	law and by the listing agreement with Stockholm Stock Exchange

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SKANSKA

Press Release

March 17, 2006

Skanska to develop Havneholmen in Copenhagen – investing about SEK 325 M in a first office project

Skanska is starting development of Havneholmen in central Copenhagen. The first office project, Atrium, comprises 12,500 square meters in seven stories. Skanska's investment during the development phase amounts to about DKK 260 M, approximately SEK 325 M.

Lease negotiations are under way with a number of prospective tenants.

"There is great demand for offices in Denmark and we are currently engaged in discussions with prospective tenants," says Richard Hultin, President of Skanska Öresund. "With Atrium on Havneholmen, we can offer modern and flexible office premises with a fantastic view of the ocean."

The construction work will be carried out by Skanska Denmark and the property is expected to be ready for occupancy during the second quarter of 2007.

Skanska owns an additional 40,000 square meters of building rights on Havneholmen for continued development of offices. Skanska Öresund also recently sold one of the adjacent building rights to the Aller media group, which is constructing a new 18,000-square-meter head office.

Skanska Öresund is organized within Skanska Commercial Development Nordic Region and is continuing with the start of Atrium the development of office properties in the south port district of Copenhagen. Earlier office projects were carried out at nearby Kalvebod Brygge, where Skanska has built and developed offices for HSH Nordbank AG and Forstædernes Bank A/S, among others.

Skanska Commercial Development Nordic Region initiates and develops property projects within offices, logistics and shopping centers, The office operations are concentrated to the three large metropolitan regions in Sweden and the Copenhagen region of Denmark. Development of logistics facilities is conducted in strategic locations in Sweden and

Copenhagen. Shopping centers are developed in strong retail markets in Sweden and Finland.

Skanska Commercial Development Nordic Region is divided into three regional companies: Gothenburg, Stockholm and Öresund.

For further information please contact:

Richard Hultin, President, Skanska Öresund, tel +46 70 673 15 56
Peter Gimbe, Senior Vice President Communications, Skanska AB, tel +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 54,000 employees in selected home markets in Europe, in the US and Latin America. Sales in 2005 totaled USD 17 billion.